FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Deregistration of
 Certain Registered Investment Companies


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one):

[  X ]	Merger

[      ]	Liquidation

[     ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[    ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Morgan Stanley Dean Witter Municipal Income Trust II

3.	Securities and Exchange Commission File No.: 811-5509

4.	Is this an initial Form N-8F or an amendment to a previously filed
 Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City,
 State, Zip Code):

1221 Avenue of the Americas
New York, NY 10020

6.	Name, address and telephone number of individual the Commission staff should
contact with any questions regarding this form:

Lou Anne D. McInnis, Esq.
Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020
(212) 762-5262

7.	Name, address and telephone number of individual or entity
responsible for
maintenance and preservation of fund records in accordance with rules
31a-1 and
31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

Morgan Stanley Services Company Inc.
c/o Morgan Stanley Trust
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311
Attention:  Thomas Caloia
(201) 209-8374


NOTE:	Once deregistered, a fund is still required to maintain and
preserve the
records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[   ]	Open-end	[ X ]	Closed-end

10.	State law under which the fund was organized or formed (e.g.,
Delaware,
Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-
advisers) during the last five years, even if the fund's contracts with those advisers
have been terminated:

Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, NY 10020

12.	Provide the name and address of each principal underwriter of the fund during the last
five years, even if the fund's contracts with those underwriters have been terminated:

13.	If the fund is a unit investment trust ("UIT") provide:  N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name and address(es):



14.	Is there a UIT registered under the Act that served as a vehicle for investment in the
fund (e.g., an insurance company separate account)?

[ ] Yes		[X] No

If Yes, for each UIT state:

	Name(s):
	File No.: 811-_______
	Business Address:

15.	(a)	Did the fund obtain approval from the board of directors
concerning the decision
to engage in a Merger, Liquidation or Abandonment of Registration?

		[ X  ] Yes		[] No

		If Yes, state the date on which the board vote took place:

		August 24, 2000

		If No, explain:

	(b)	Did the fund obtain approval from the shareholders
concerning the decision to
engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes		[] No

If Yes, state the date on which the shareholder vote took place:

January 23, 2001

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in
connection with the Merger
or Liquidation?

[ X ] Yes		[  ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

February 2, 2001



	(b)	Were the distributions made on the basis of net assets?

	[ X ] Yes		[ ] No

	(c)	Were the distributions made pro rata based on share
		ownership?

	[ X ] Yes		[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders.

(e)	 For Mergers, provide the exchange ratio(s) used and explain how it was
calculated:

(f)	Liquidations only:
			Were any distributions to shareholders made in kind?

			[ ] Yes		[] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes		[X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

	Yes [ X ]		No [ ]

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete
liquidation of their interests?

[ ] Yes		[  X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[] Yes		[ X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date
this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes		[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the
fund is a face-amount certificate company) or any other liabilities?

[ ] Yes		[ X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i)	Legal expenses:  $8,000*
(ii)	Accounting expenses:  $35,000*
(iii)	Other expenses (list and identify separately):
Solicitation Costs:	$13,000*
Typesetting and Printing of Proxy Statement:  $51,300*
Mailing of Proxy Statement:  $ 21,500*
Miscellaneous:   $200*
(iv)	Total expenses (sum of lines (i)-(iii) above):  $129,000*

(b)	How were those expenses allocated?

(c)	Who paid those expenses?   The Registrant

*These numbers are estimated. Supporting documentation was lost in the World Trade Center.

(d)	How did the fund pay for unamortized expenses (if any)?



23.	Has the fund previously filed an application for an order of the
Commission regarding
the Merger or Liquidation?

[ ] Yes		[ X ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes		[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25.	Is the fund now engaged, or intending to engage, in any business activities other than
those necessary for winding up its affairs?

[ ] Yes		[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Morgan Stanley Tax-Exempt Securities Trust (formerly Morgan Stanley Dean Witter Tax-Exempt Securities Trust)

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-2979

(c)	If the merger or reorganization agreement has been filed with the
Commission,
state the file number(s), form type used and date the agreement was filed:

A Reorganization Agreement was filed on Form N-14 on November 3, 2000
 (File No. 333-45704).


(d)	If the merger or reorganization agreement has not been filed with the
Commission provide a copy of the agreement as an exhibit to this form.




VERIFICATION

	The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Morgan
Stanley Dean Witter Municipal Income Trust II	(ii) he or she is the
Vice President of Morgan
Stanley Dean Witter Municipal Income Trust II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-
8F application have been taken. The undersigned also states that the facts set forth in this
Form N-8F application are true to the best of his or her knowledge, information and belief.


					/s/	Barry Fink
 						Barry Fink